UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of

October 2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F      X        Form 40 F  ___

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___     No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Material Contained in This Report:

Audited Interim Consolidated Financial Statements for the six months ended June 30, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  October 14, 2004

By

“Jack Engele” (signed)

                                        (Signature)

Jack Engele, Vice President Finance

 Queenstake Resources Ltd.

INTERIM CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)	June 30, 2004	December 31, 2003
ASSETS		Restated - Note 15c
Current assets
Cash and cash equivalents	$2,072	$9,536
Trade and other receivables	247	209
Inventories - Note 3	5,938	4,858
Marketable securities - Note 4	1,442	-
Note receivable - Note 5	3,000	-
Prepaid expenses - Note 6	4,548	4,097
Deferred financing costs - Note 7	355	3,345
Assets to be disposed of by sale - Note 8	-	8,074
Total current assets	17,602	30,119

Restricted cash - Note 9	26,222	26,338
Property, plant and equipment, net - Note 10	37,972	40,541
Other	35	946
Total assets	$81,831	$97,944

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$10,389	$6,878
Term loan - Note 11	1,055	9,952
Other current liabilities - Note 12	8,051	4,057
Total current liabilities	19,495	20,887
Other long-term obligations - Note 13	2,414	6,498
Reclamation and mine closure - Note 14	25,654	25,771
Total liabilities	47,563	53,156

Shareholders' equity
Common shares, no par value, unlimited number authorized
Issued and outstanding 369,402,571 (2003 - 360,312,493) - Note 15a	86,615	84,817
Contributed surplus	152	152
Convertible securities - Note 16	287	483
Stock option compensation - Notes 15b and 15c	483	399
Deficit	(53,269)	(41,063)
Total shareholders' equity	34,268	44,788
Total liabilities and shareholders' equity	$81,831	$97,944

Commitments - Note 22
Subsequent Events - Note 24

The accompanying notes form an integral part of these interim consolidated financial statements

Approved on behalf of the Board:
/s/ Robert Zerga	/s/ Christopher Davie
Director	Director

INTERIM CONSOLIDATED STATEMENTS OF LOSS

	For the Three Months		For the Six Months Ended
	Ended June 30		June 30
(In Thousands of U.S. Dollars, except per share amounts)	2004	2003	2004	2003

Gold sales	$24,708	$-	$42,666	$-
Costs and expenses
Operating	21,928	-	39,775	-
Depreciation, depletion and amortization	4,871	1	8,500	2
Exploration	1,305	-	1,792	-
General and administrative	753	552	1,348	1,132
	28,857	553	51,415	1,134
Loss from operations	(4,149)	(553)	(8,749)	(1,134)

Other income, net of other expense	(12)	-	(709)	(222)
Stock-based compensation - Notes 15b and 15c	42	-	84	-
Interest expense - Note 17	1,355	-	3,950	-
Foreign exchange (gain) loss	66	(94)	132	(150)
Non-controlling interest	-	(21)	-	(25)
	1,451	(115)	3,457	(397)
Net loss	$(5,600)	$(438)	$(12,206)	$(737)

Net loss per share - basic and diluted	($0.02)	($0.01)	($0.03)	($0.01)

Weighted average number of shares outstanding (000's) - basic	368,848	75,798	366,738	75,798

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

	For the Three Months		For the Six Months Ended
	Ended June 30		June 30
(In Thousands of U.S. Dollars)	2004	2003	2004	2003
		Restated -		Restated -
		Note 15c		Note 15c
Deficit, beginning of period - as previously reported	$(47,669)	$(33,220)	$(40,623)	$(32,828)
Restatement for stock-based compensation - Note 15c	-	-	(440)	(93)
Deficit, beginning of period - as restated	(47,669)	(33,220)	(41,063)	(32,921)
Net loss	(5,600)	(438)	(12,206)	(737)
Deficit, end of period	$(53,269)	$(33,658)	$(53,269)	$(33,658)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months		For the Six Months Ended
	Ended June 30		June 30
(In Thousands of U.S. Dollars)	2004	2003	2004	2003
OPERATING ACTIVITIES
Net loss	$(5,600)	$(438)	$(12,206)	$(737)
Non-cash items:
Depreciation, depletion and amortization	4,871	1	8,500	2
Gain on disposal of assets to be disposed of by sale - Note 8	-	-	(661)	-
Stock-based compensation - Notes 15b and 15c	42	-	84	-
Interest paid in shares	-	(24)	-	(24)
Interest accretion and deferred financing costs - Note 17	1,207	-	3,534	-
Foreign exchange (gain) loss	66	(94)	132	(150)
Non-controlling interest	-	4	-	-
	586	(551)	(617)	(909)
Changes in non-cash working capital:
Inventories	1,029	-	(833)	-
Accounts receivable and prepaid accounts	525	(405)	598	(578)
Accounts payable and accruals	1,273	229	3,341	248
Cash provided by (used in) operating activities	3,413	(727)	2,489	(1,239)

INVESTING ACTIVITIES
Property, plant and equipment expenditures	(3,823)	(333)	(6,999)	(337)
Insurance premium tax reimbursement	1,031	-	1,031	-
Proceeds from sale of assets to be disposed of by sale	-	-	4,252	-
Cash used in investing activities	(2,792)	(333)	(1,716)	(337)

FINANCING ACTIVITIES
Common shares issued, net of costs - Note 15a	274	741	1,601	1,649
Term loan - Note 11	(2,500)	-	(8,897)	-
Notes payable expenditures	(428)	-	(941)	-
Cash provided by (used in) financing activities	(2,654)	741	(8,237)	1,649

Net increase (decrease) in cash and cash equivalents	(2,033)	(319)	(7,464)	73
Cash and cash equivalents, beginning of period	4,105	112	9,536	112
Cash and cash equivalents, end of period	$2,072	$(207)	$2,072	$185

Supplemental cash flow information - Note 20

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tables expressed in thousands of U.S. dollars, except per share amounts)

1.    Nature of operations

Queenstake Resources Ltd. (“Queenstake” or the “Company”) engages in the production and sale of gold, including related activities such as mining, processing, developing and exploring.  The Company’s principal asset and only current source of gold production is the 100% owned Jerritt Canyon gold mine in Nevada, U.S.A, acquired on June 30, 2003.  The Company also owned the Magistral gold mine in Sinaloa, Mexico, which was held for sale at December 31, 2003 and subsequently sold on February 2, 2004 (Note 8).

2.    Significant accounting policies and basis of presentation

a) Basis of presentation

These interim consolidated financial statements of the Company and its subsidiaries (collectively, unless the context requires otherwise, referred to as the "Company”) and the accompanying notes have been prepared in accordance with Canadian generally accepted accounting principals (“Canadian GAAP”).

Operating results for the six-month period ended June 30, 2004 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2004.  These interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes for the year ended December 31, 2003.

Effective December 31, 2003, the Company’s reporting currency was changed from Canadian dollars to U.S. dollars.  The Company’s revenues are earned in U.S. dollars; substantially all of the Company’s costs are incurred in U.S. dollars; and the Company’s executive offices are located in the U.S.  The comparative financial statements from prior periods have been restated to reflect this change.

b) Basis of consolidation

These consolidated interim financial statements include the accounts of the Company and its subsidiaries.  All material intercompany transactions and balances have been eliminated.  The Company’s active subsidiaries and percentage of ownership at June 30, 2004 are as follows:

  Queenstake Resources U.S.A. Inc. (Delaware) – 100%

  Castle Exploration Inc. (Colorado) – 100%

Until December 15, 2003, the Company owned 85% of Pangea Resources Inc. (“Pangea”), which held a  50% interest in  the Magistral Joint Venture (the “MJV”), which owned the Magistral mine in Sinaloa, Mexico.  Under the terms of the financing arrangement for the MJV, the Company had no significant influence over the operation of the MJV, consequently the Company’s interest in the MJV was accounted for on the cost basis, as a long-term investment, and the accounts of the MJV were excluded from the Company’s consolidated financial statements.  On December 15, 2003, the Company acquired the remaining 15% of Pangea and the remaining 50% interest in the MJV.  On December 19, 2003, the Company agreed to the terms of a proposed sale of Pangea and its related assets including the Magistral mine in an arm’s-length transaction.  Accordingly, at December 31, 2003, the Company’s investment in Pangea and the Magistral mine was accounted for as assets to be disposed of by sale, valued at the lower of carrying value or fair value.

On February 2, 2004, the Company sold its 100% owned subsidiary, Pangea in an arm’s length transaction (Note 8).

c) Foreign currencies

Effective December 31, 2003, the Company’s reporting currency was changed from Canadian dollars to U.S. dollars.  The Company’s revenues are earned in U.S. dollars; substantially all of the Company’s costs and liabilities are incurred in U.S. dollars; and the Company’s executive offices are located in the U.S.  The comparative financial statements from prior periods have been restated to reflect this change.

For restatement in U.S. dollars, the Company followed the method suggested by the Emerging Issues Committee (“EIC”) in release number EIC-130 dated July 24, 2002.  The consensus of the EIC was that financial statements for all prior years should be translated using the current rate method.  This method of translation results in the financial statements of prior years presented for comparison being translated as if the reporting currency used in the current year had been used for at least all periods shown.

Queenstake Resources Ltd., the Canadian parent company, is an integrated operation.  Accordingly, for the conversion of the related Canadian dollar denominated accounts, the temporal rate method is used, whereby monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date, non-monetary assets (including depreciation) and liabilities at the exchange rates in effect at the time of acquisition or issue, and revenues and other expenses at rates approximating exchange rates in effect at the time of the transactions.  Exchange gains or losses are included in the respective statement of operations.

d) Revenue recognition

Revenue from the sale of gold is recognized in the accounts when title and the risks and rewards of ownership pass to the buyer.

e) Inventories

Finished goods inventories are valued at the lower of cost or net realizable value.  Cost valuations are based on the related three-month period’s average costs.

Work-in-process inventories, including material ore stockpiles, are valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing costs.

Materials and supplies inventories are valued at the lower of average cost or replacement cost, net of a provision for obsolescence.

f) Marketable securities

The Company records marketable securities at cost.  The cost of marketable securities is written down to market value when the decline in value is other than temporary.

g) Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation and depletion.  Cost includes acquisition and related costs, exploration and development costs incurred on existing ore bodies and exploration and development costs incurred to further define reserves and resources deemed capable of commercial production.  Depletion of mine properties and intangible assets is charged on a units-of-production basis over proven and probable reserves.  Depreciation of plant and equipment is calculated using the straight-line method, based on estimated useful lives, over three to six years.

Long-lived assets are evaluated for impairment at the end of each reporting period.  Estimated undiscounted future net cash flows for the Jerritt Canyon mine are calculated using estimated production, gold sales prices, operating costs, capital costs, and reclamation and closure costs.  If it is determined that the carrying value exceeds estimated undiscounted future net cash flows from an operation, then a write-down would be recorded, with a charge to operations.

h) Provision for reclamation and mine closure

Reclamation and mine closure obligations for the Jerritt Canyon mine are recognized at fair value.  The estimate of the fair value is based on the amount of cash exchanged in an arm’s-length transaction in which these obligations have been effectively funded (Notes 9 and 14).  The fair value of the estimated reclamation and mine closure obligations for the Jerritt Canyon mine were recorded as a liability on acquisition.

i) Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to make estimates and assumptions that affect the amounts of assets, liabilities, shareholders’ equity, revenue and expenses reported in these financial statements.  The most significant of these estimates and assumptions are those that use estimates of proven and probable gold reserves.  Such estimates and assumptions affect the carrying value of assets, decisions as to when exploration and development costs should be capitalized or expensed, and the rate at which amortization is charged to earnings.  The Company regularly reviews its estimates and assumptions; however, actual results could differ from these estimates.

j) Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid money market instruments with terms to maturity of less than 90 days from the date of inception.

k) Loss per share

Earnings (Loss) per share is calculated by dividing the net earnings (loss) for the period by the weighted average number of common shares outstanding during the period.  Diluted earnings per share is calculated using the treasury stock method which, for outstanding stock options and warrants, assumes that the proceeds to be received on the exercise of the stock options and warrants are applied to repurchase common shares at the average market price for the period, for purposes of determining the weighted average number of shares outstanding.  Basic and diluted loss per share, are the same because inclusion of common share equivalents would be anti-dilutive.

l) Stock-based compensation plans

The Company has two stock-based compensation plans, which are described more fully in Note 15.  Any consideration paid by directors, employees and non-employees on the exercise of stock options or the purchase of stock is credited to common stock.

On January 1, 2004, the Company retroactively adopted the transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”).  This requires the Company to: (a) for fiscal years beginning after January 1, 2004, commence recording in the accounts the cost of stock-based compensation, estimated using the fair-value method prescribed in CICA 3870; and (b) record as prior period adjustments, the fair value of stock-based compensation for the years 2002 and 2003.  See also Note 15b and 15c.

m) Future income taxes

The future income tax asset and liability method of accounting for income taxes is used, whereby future income tax assets and liabilities are recorded based on temporary differences between the carrying amounts of balance sheet items and their corresponding tax bases.  Future income tax assets also arise from unused tax losses, subject to a valuation allowance, to the extent that it is more likely than not that such losses ultimately will be utilized.  This method also requires that the future income tax assets and liabilities be measured using the enacted rates and laws that are expected to apply when these assets and liabilities are either to be realized or settled.

n) Non-interest-bearing notes payable

Notes payable for which no interest rate has been defined, are recorded at fair value based on the Company’s estimated cost of similar debt, and periodic accretion is recorded as interest expense.

o) Assets to be disposed of by sale

Long-lived assets or groups of assets available for immediate sale, include assets for which the Company has an approved plan to sell; which the Company is actively marketing for sale and expects to complete a sale within one year at a price that approximates current fair value; and for which a sale within one year would be considered probable.  Such assets are classified as assets to be disposed of by sale, and are measured at the lower of carrying value or fair value, less cost to sell. No amortization is recognized for assets to be disposed of by sale.  Interest and other expenses attributable to the liabilities of the disposal group are accrued until disposal is completed.

p) Warrants

Warrants issued as consideration for goods and services are recorded at fair value and classified as Convertible securities. Fair value is transferred to common shares upon exercise of the related warrants; proceeds from the exercise of these warrants are accounted for as an increase to common shares.  The value of equity units, consisting of common shares and warrants, issued in cash financings is assumed to be substantially attributable to the value of the common shares; accordingly no portion of the cash received for the units is assigned to the warrants.

q) Put options

The Company uses gold put options, as required under the conditions of a term loan, to reduce the risk of falling gold prices.  Option premiums paid are deferred and netted against gold sales revenue when the options expire or are exercised (Note 13).

3.    Inventories

	June 30, 2004	December 31, 2003
Finished goods	$1,075	$875
Stockpiled ore	1,321	970
Work-in-process	746	116
Materials and supplies	2,796	2,897
	$5,938	$4,858

All inventories are associated with the Jerritt Canyon mine.

4.     Marketable securities

	Shares	Value
Nevada Pacific Gold Ltd. ("NPG")

Balance - December 31, 2003	-	$-
Proceeds on sale of assets to be disposed of by sale (Note 8)	2,000,000	1,483
Foreign exchange loss	-	(41)
Balance - June 30, 2004	2,000,000	$1,442

The 2,000,000 shares represent approximately 5% of the issued and outstanding shares of NPG as at June 30, 2004.  Subsequent to the period end, on September 2, 2004, the Company sold 1,075,000 shares of NPG for proceeds of approximately $713,000 and realized a loss of approximately $62,000.

5.    Note receivable

	June 30, 2004	December 31, 2003
Nevada Pacific Gold Ltd. ("NPG")

Balance - beginning of period	$-	$-
Proceeds on sale of assets to be disposed of by sale (Note 8)	3,000	-
Balance - end of period	$3,000	$-

The note receivable was originally non-interest bearing and due in full on August 2, 2004.  On July 28, 2004, the Company reached an agreement with NPG to reschedule the $3.0 million payment due to be paid to the Company on August 2, 2004.   An initial payment of $0.5 million was received on July 29, 2004, with the balance of the note to be paid on September 1, 2004.  As required by the terms of the term loan agreement (Note 11), the $0.5 million payment was applied against the balance owing at that time on the term loan.

On September 1, 2004, the Company and NPG amended the terms of the remaining $2.5 million note receivable.  Under the terms of the amendment, NPG paid the Company $550,000 on August 20, 2004 and agreed to pay the balance of the promissory note in the amount of $1,950,000 (the “Note”) on November 1, 2004.  The Note bears interest at the rate of U.S. prime plus 2% from September 1, 2004.  Pursuant to the terms of the amendment the Company has been issued 669,485 common shares of NPG (the “Shares”) (in lieu of $500,000 of the cash amount due November 1, 2004, pursuant to the Note) and the remaining $1,450,000 in cash is due on November 1, 2004.  As required by the terms of the term loan agreement (Note 11), the $550,000 payment received on August 20, 2004, was applied against the balance owing at that time on the term loan.

6.    Prepaid expenses

	June 30, 2004				December 31, 2003
	Current	Non-current	Total		Current	Non-current	Total
Put premiums	$2,199	$-	$2,199	1	$2,545	$880	$3,425
Put premium financing, net of amortization	179	33	212	[2]	191	66	257
Other	2,169	2	2,172		1,361	-	1,361
	$4,548	$35	$4,583		$4,097	$946	$5,043

	At inception	Amortization	Net
[1] Aggregate put premiums	$4,088	$(1,889)	$2,199
[2] Put premium financing	307	(95)	212

As a condition of the Jerritt Canyon term loan (Note 11), the lender required the Company to purchase a total of 394,591 gold put options, with a series of monthly expiries from July 2003 through June 2005, inclusive.  The puts each have a strike price of $330 per ounce with a maximum settlement value of $40 per ounce.  Payment of the premium for these puts was deferred and is being settled each month based upon the respective number of puts expiring or exercised in that month (Note 13).  The term loan lender has guaranteed these payments.  As consideration for the guarantee, the lender received 2,000,000 share purchase warrants at an exercise price of Cdn $0.25 expiring on July 3, 2005 and 2,000,000 share purchase warrants with a nominal exercise price of Cdn $0.01 per share expiring on July 7, 2008.  Fair value of these warrants has been estimated at $0.3 million.  This amount will be recognized as a financing cost over the term of the puts.

7.    Deferred financing costs

	June 30, 2004	December 31, 2003
Balance at the beginning of the period	$3,345	$6,689
Amortization	(2,990)	(3,344)
	$355	$3,345

Direct costs incurred in arranging the Jerritt Canyon term loan have been deferred and are amortized in conjunction with the repayment of the term loan.  The Company paid its financial adviser a cash fee of 4% of the principal amount of the term loan.  In addition, the Company paid the lender’s direct costs and paid the lender a cash fee of 3% together with the issue of 35,000,000 five-year share purchase warrants with a nominal exercise price of Cdn  $0.01 per share expiring on July 7, 2008.  Fair value of these warrants has been estimated at $5.7 million.  At June 30, 2004, the term loan (Note 11) had been reduced to approximately $1.1 million from the original loan amount of $20.0 million.  By way of payments made on July 29, 2004 and on August 20, 2004, (Note 5) the remaining balance of the term loan was paid and the remaining financing costs carried at June 30, 2004 were expensed accordingly (see Note 24).

8.    Assets to be disposed of by sale

At December 31, 2003, the group of assets comprising the Company’s wholly owned subsidiary, Pangea Resources Inc. (“Pangea”), which owned 100% of the Magistral gold mine in Sinaloa, Mexico, was classified as “Assets to be disposed of by sale”, a current asset.

On February 2, 2004, the sale of the assets to be disposed of by sale was completed, at which time the Company received $4.0 million in cash from the buyer, Nevada Pacific Gold Ltd. (“NPG”), 2,000,000 common shares of NPG (Note 4) and a $3.0 million note receivable (Note 5), secured by a general security agreement over all of NPG’s assets.

Fair value of the consideration received in the sale of the assets to be disposed of by sale, itemized in the table below, has been estimated at $8.7 million.  The Company recognized a gain of $661,000 as a result of this transaction.

Cash received from NPG at closing	$4,000
Note receivable from NPG	3,000
Fair value of 2,000,000 common shares of NPG	1,483
Other, net	252
Fair value of consideration received	8,735
Carrying value of assets to be disposed of by sale	8,074
Gain on disposal - period ended June 30, 2004	$661

The $4.0 million cash consideration received from NPG was used to reduce the term loan (Note 11), as required by the loan terms.  Cash realized from the collection of a portion of the $3.0 million note issued by NPG was used, subsequent to June 30, 2004, to further reduce the term loan (Note 5). Subsequent to June 30, 2004, the term loan was fully repaid., consequently the future proceeds that may be realized from the sale of the common shares of NPG (Note 4) and the collection of the remaining amounts receivable on the note receivable (Note 5) will be used to pay for exploration and underground development activities at the Company’s principal operation, the Jerritt Canyon mine.  Accordingly, the Company believes that this disposition will have no material adverse effect on the Company’s future operating results.

9.   Restricted cash

	June 30, 2004	December 31, 2003
Commutation Account	$25,771	$25,767
Interest earned	123	131
Reclamation costs paid by Company	(239)	(127)
	25,655	25,771
Workman's compensation self-insurance	510	510
Other restricted cash	57	57
	$26,222	$26,338

As part of the consideration for the Jerritt Canyon mine, the Company assumed the liability for the final reclamation and closure of the mine.  On June 30, 2003, the Company purchased from American Insurance Group (“AIG”) an environmental risk transfer program (the “ERTP”).  As part of the ERTP, $25.8 million was deposited in an interest-bearing account with AIG (the “Commutation Account”).  The Commutation Account principal plus interest earned on the principal are reserved exclusively to pay the Jerritt Canyon mine’s currently existing reclamation and mine closure liabilities.

The Company has assigned to the Division of Insurance, State of Nevada a letter of credit for $0.5 million secured by a cash deposit of $0.5 million.

10.    Property, plant and equipment, net

	June 30, 2004			December 31, 2003
		Accumulated depreciation & amortization			Accumulated depreciation & amortization

	Cost		Net	Cost		Net
Mineral properties and deferred costs
Jerritt Canyon (Nevada)	$33,426	$(11,588)	$21,837	$27,976	$(5,912)	$22,064

Environmental risk transfer program (Nevada)	5,861	(2,510)	3,351	6,892	(1,617)	5,275

Plant and equipment
Jerritt Canyon (Nevada)	16,434	(3,678)	12,756	14,885	(1,708)	13,177
Subtotal Jerritt Canyon[1]	55,721	(17,776)	37,944	49,753	(9,237)	40,516

Office equipment, U.S.A.	44	(16)	28	36	(11)	25
	$55,765	$(17,793)	$37,972	$49,789	$(9,248)	$40,541

[1] Jerritt Canyon cost basis
	Original cost	2003 additions	2004 additions	2004 recovery	Cost basis

Mineral properties and deferred costs	$22,888	$5,088	$5,450	$-	$33,426
Environmental risk transfer program	6,892	-	-	(1,031)2	5,861
Plant and equipment	14,100	785	1,549	-	16,434
	$43,880	$5,873	$6,999	$(1,031)	$55,721

2

The Nevada Department of Business and Industry, Division of Insurance, reimbursement for the overpayment of insurance premium taxes.

11.   Term loan

On July 8, 2003 the Company drew down a term loan of $20.0 million from Amaranth LLC (“Amaranth”), the proceeds of which were used to partially fund the acquisition of the Jerritt Canyon mine.  The term loan bears interest at the U.S. prime interest rate plus 7%, a current effective interest rate of approximately 11.25%.  The repayment term is two years, expiring June 30, 2005.  Minimum required quarterly repayments are $2.5 million plus accrued interest, with additional monthly “cash sweep” repayments equal to 85% of the cash on hand exceeding $3.5 million.  Prepayments can be made, without penalty, at any time.  The term loan is secured by all of the assets of the Company, and is subject to standard industry covenants for a loan of this size and nature.

At December 31, 2003, the term loan balance was $9.95 million as a result of scheduled amortization, cash sweeps and voluntary prepayments.  On February 3, 2004, $4.0 million, received in the sale of assets to be disposed of by sale (Note 8), was applied to the term loan and accrued interest thereon, as required by the loan terms.  On March 31, 2004 and June 30, 2004, the Company paid scheduled payments of $2.5 million on each date respectively, plus accrued interest, reducing the term loan to approximately $1.1 million.  On July 29, 2004 and on August 20, 2004, the Company paid $0.5 million and $0.6 million, respectively, paying out the remaining term loan balance (see Notes 5 and 24).

12.    Other current liabilities

	June 30, 2004	December 31, 2003
Current portion of production payment payable (Note 13)	$3,176	$-
Current portion of insurance premium payable	1,588	-
Current portion of put option premiums payable (Note 13)	2,245	2,545
Current portion of capital leases (Note 13)	600	850
Current portion of oxygen plant note (Note 13)	442	662
	$8,051	$4,057

Subsequent to June 30, 2004, the Company has made aggregate scheduled and unscheduled payments of approximately $8.0 million to satisfy the current and long-term balances of the production payment payable, put option premiums payable, and oxygen plant note (see Note 24).

13.    Other long-term obligations

	June 30, 2004	December 31, 2003
Production payment payable	$5,029	$4,768
Deferred put option premiums	2,245	3,425
Capital leases	919	1,234
Oxygen plant note payable	684	1,128
	$8,877	$10,555
Less current portion:

- Production payment payable	(3,176)	-
- Deferred put option premiums	(2,245)	(2,545)
- Capital leases	(600)	(850)
- Oxygen plant note payable	(442)	(662)
	$2,414	$6,498

As a part of the cost of the Jerritt Canyon acquisition, the Company has agreed to pay the Sellers a $6.0 million production payment by way of quarterly payments of $1.0 million, to begin at the earlier of full repayment of the term loan (Note 11) or June 30, 2005.  The production payment has been valued at fair value, estimated at $5.0 million at June 30, 2004, applying a discount factor based on the current effective interest rate of the term loan.  Subsequent to June 30, 2004, the Company paid out the term loan in full, thus triggering the commencement of the $6.0 million production payments.  Also subsequent to June 30, 2004, the Company paid approximately $5.6 million to settle these deferred production payments in full.

As a condition of the Jerritt Canyon term loan (Note 11) the lender required the Company to purchase a total of 394,591 gold put options, with a series of monthly expiries from July 2003 through June 2005.  The puts each have a strike price of U.S. $330 per ounce with a maximum settlement value of $40 per ounce.  Payment of the premium for these puts was deferred and is being settled each month based upon the respective number of puts expiring or exercised in that month.

At June 30, 2004, the total put option premiums payable relate to 153,438 put options, maturing as follows:

	2004		2005
	Q3	Q4	Q1	Q2
Ounces	48,813	48,813	27,906	27,906
Strike price/ounce	$330	$330	$330	$330

Subsequent to June 30, 2004, the Company paid approximately $2.0 million to settle all outstanding gold put option premiums (Note 24).  The acquisition of gold put options, with an original cost of approximately $4.1 million, had been a condition of the acquisition term loan, and the term lender had guaranteed the gold put option premiums.

Also as a part of the cost of the Jerritt Canyon acquisition the Company assumed a $2.0 million interest-free note owed to AngloGold for an oxygen plant located at the Jerritt Canyon Mine.  The terms require payments of $250,000 on each of September 30, 2003, October 31, 2003, November 30, 2003, March 31, 2004, June 30, 2004, September 30, 2004 and a final payment of $500,000 on August 31, 2005.  At June 30, 2004, the balance owing of $750,000 has been valued at fair value, estimated at $680,000, applying a discount factor based on the current effective interest rate of the term loan (Note 11).  The note will be accreted by the implied interest cost over the life of the debt.

Subsequent to June 30, 2004, the Company paid approximately $0.7 million to settle the note payable associated with the oxygen plant (Note 24).

14.    Reclamation and mine closure

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations.  Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities.  The Company’s provisions for future site closure and reclamation costs are based on known requirements.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

As part of the consideration for the Jerritt Canyon mine acquisition, the Company assumed the liability for final reclamation and closure of the mine (Note 9).  On June 30, 2003, the Company purchased from American Insurance Group (“AIG”) an environmental risk transfer program (the “ERTP”).  The ERTP includes several components: a Commutation Account, reclamation cost cap insurance, pollution liability insurance, and surety bonds.

Commutation Account

Integral to the ERTP is the commutation account discussed in Note 9, the required amount of which was independently estimated by AIG. The terms of the ERTP (discussed below) contemplate that the currently existing Jerritt Canyon reclamation liability will not exceed the Commutation Account balance plus interest earned on the Commutation Account.  The reclamation liability of $25.7 million equals, and will continue to equal, the Commutation Account balance.  This is consistent with the intent of CICA Handbook section 3110, Asset Retirement Obligations.

Reclamation cost cap insurance

The ERTP also includes a reclamation and mine closure cost cap insurance policy which will serve to fund reclamation and post-closure site management by the Company.  The insurance provides coverage for future reclamation costs if they exceed those provided for by the Commutation Account.  If the ultimate reclamation costs are less than the amount in the Commutation Account, the Company would be refunded the excess cash.  If the reclamation cost is more than the Commutation Account balance, the cost cap insurance, provided by AIG, will pay the excess costs up to a defined maximum.  The Company does not currently anticipate reclamation costs in excess of the defined maximum.

Pollution legal liability

The ERTP also includes a pollution legal liability insurance coverage for third-party damage claims against the Company for both pre-existing pollution conditions and new pollution conditions, for a period of five years.

Surety bonds

AIG has posted a total of $33.5 million in surety bonds with the U.S. Forest Service and the Nevada Division of Environment Protection, to provide these agencies assurance that the Company will meet its reclamation obligations.

15.    Share capital

The Company is authorized to issue an unlimited number of common shares.

a)  Common shares

During the six months ended June 30, 2004, changes in share capital were as follows:

	Shares (000's)	$000's
		Restated - Note 15c
Balance, December 31, 2003	360,312	$84,817
Issued for cash on exercise of warrants	8,940	1,585
Issued for cash on exercise of incentive stock options	150	17
Fair value of brokers' warrants	-	196
Balance, June 30, 2004	369,402	$86,615

On August 10, 2004, the Company completed a private placement of 34,254,000 special warrants at a price of Cdn $0.50 per special warrant resulting in gross proceeds of $12.9 million (Cdn $17.1 million).  Each special warrant entitles the holder to acquire one common share and one-half of one common share purchase warrant of the Company.  See Note 24 for further discussion.

b)  Stock option plans and stock-based compensation

At December 31, 2003 the Company had two stock option plans, the 1995 Plan and the Santa Cruz Plan.  The Santa Cruz Plan will remain in place until all existing options are exercised, expire or are cancelled.  The 1995 Plan is the only active incentive stock option plan of the Company.  It was established on May 17, 1995, and amended most recently on May 12, 2004.  A maximum of 30,000,000 five-year options may be granted under the 1995 Plan at an exercise price based on market value on the day before granting.  Shareholder approval is required to increase the number of options available for grant under the 1995 Plan.  One half of any options granted are exercisable immediately and the remainder vest and become exercisable one year later.

The following table sets out the activity in Company’s incentive stock option plans for the six-months ended June 30, 2004:

	Number	Weighted average price per option
	(000's)	Cdn $
Outstanding, December 31, 2003	6,775	0.43
Granted	-	-
Exercised	(150)	0.19
Cancelled or expired	(52)	0.97
Outstanding, June 30, 2004	6,573	0.43

Options outstanding at June 30, 2004 are exercisable in the following amounts and exercise prices:

Options outstanding				Options exercisable
Exercise price per option	Number	Weighted average remaining life	Weighted average price per option	Number	Weighted average price per option
Cdn	$ (000's)	(years)	Cdn	$ (000's)	Cdn $
0.25	200	0.2	0.25	200	0.25
0.16	100	1.0	0.16	100	0.16
0.09	200	2.5	0.09	200	0.09
0.32	2,100	2.9	0.32	2,100	0.32
0.22	50	3.3	0.22	50	0.22
0.39	3458	4.1	0.39	3458	0.39
0.48	300	4.1	0.48	300	0.48
2.61	46	1.2	2.61	46	2.61
3.86	119	1.2	3.86	119	3.86
	6,573		0.43	6,573	0.43

The Company has retroactively adopted the transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”).  This requires the Company to: (a) for fiscal years beginning after January 1, 2004, commence recording in the accounts the cost of stock-based compensation, estimated using the fair-value method prescribed in CICA 3870; and (b) record as prior period adjustments, the fair value of stock-based compensation for the years 2002 and 2003, previously disclosed on a pro-forma basis.

In preparing these fair value estimates for 2004, 2003 and 2002, the Company used the Black-Scholes Option Pricing Model, and assumed a risk-free rate of 4.0%, expected volatility of 50%, expected option life of two years, and no dividend payments.

Stock based compensation recorded in the accounts for the six months ended June 30, 2004, is related to the vesting, in 2004, of stock options issued to employees in 2003.

On July 5, 2004, the Company granted a total of 2,125,000 stock options to the directors of the Company, each option has a strike price of Cdn $0.57, expiring July 5, 2009.  The options vest 50% immediately and 50% on July 5, 2005.

c)  Restatement

Prior period adjustments for the fair value of stock-based compensation for the years 2003 and 2002, consistent with CICA 3870 (Note 2l), are based on the pro-forma disclosures of stock based compensation for 2003 and 2002 of $347,000 and $93,000 respectively.

d) Warrants outstanding

For the six-months ended June 30, 2004, share purchase warrants exercised and outstanding were:

Number Outstanding December 31, 2003	Number Exercised in 2004	Number Outstanding June 30, 2004	Exercise price	Expiry
(000's)	(000's)		Cdn	$
195	195	-	$0.30	-
221	221	-	0.30	-
26	26	-	0.26	-
156	156	-	0.22	-
2,375	2,375	-	0.22	-
823	823	-	0.22	-
1,055	499	556	0.22	12/11/04
20,496	4,645	15,851	0.25	06/25/05
2,000	-	2,000	1.00	12/15/05
500	-	500	0.32	09/26/07
27,847	8,940	18,907

Subsequent to the six-month period ended June 30, 2004, 2.8 million warrants have been exercised for total proceeds of $0.7 million.

16.    Convertible securities

Warrants issued as consideration for goods and services are recorded at fair value and classified as Convertible securities.  Fair value is transferred to common shares upon exercise of the related warrants; proceeds from the exercise of these warrants are accounted for as an increase to common shares.  The value of equity units, consisting of common shares and warrants, issued in cash financings is assumed to be substantially attributable to the value of the common shares; accordingly no portion of the cash received for the units is assigned to the warrants.

	Number Issued	Number Exercised	Number Outstanding	Fair value of warrants issued	Fair value of warrants exercised	Fair value of warrants outstanding
	(000's)	(000's)	(000's)	(U.S. 000's)	(U.S. 000's)	(U.S. 000's)
Balance, December 31, 2003	129,939	(102,092)	27,847	$5,283	$(4,800)	$483
Warrants issued for goods & services	-	-	-	-	-	-
Warrants issued in financings	-	(8,940)	(8,940)	-	(196)	(196)

Balance, June 30, 2004	129,939	(111,032)	18,907	$5,283	$(4,996)	$287

17.    Interest expense

	June 30, 2004	June 30, 2003
Amortization of deferred financing costs, related to the term loan	$2,990	$-
Amortization of deferred financing costs, related to the put options financed	91	-
Accretion of production payment owing to the Jerritt Canyon sellers	267
Other financing costs	186	-
Non-cash interest expense	3,534	-
Term loan	308	-
Oxygen plant note	56	-
Capital leases	48	-
Other	4	-
	$3,950	$-

See Notes 7, 11 and 13.

18.    Income Taxes

The Company’s provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the net loss as a result of the following:

	June 30, 2004	June 30, 2003
Provision for recovery of taxes at statutory rates	$(4,589)	$(277)
Tax benefit not recognized on current period losses	3,337	286
Differences in foreign tax rates	(113)	(9)
Non-deductible items and other	1,365	-
Provision for recovery of income taxes	$-	$-

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future tax assets are as follows:

	June 30, 2004	December 31, 2003
Non-capital loss carry forwards	$8,571	$5,181
Unutilized exploration expenditures	1,537	1,600
Capital assets	2,492	2,532
Total gross future income tax assets	12,600	9,313
Less: Valuation allowance	(12,600)	(9,313)
Net future income tax allowance	$-	$-

The Company has income tax loss carry-forwards of approximately $8.6 million, which may be used to reduce future income taxes otherwise payable and which expire principally in the years 2005 to 2011. The tax benefit of the above noted loss carry-forwards have been offset by recognition of a valuation allowance in these financial statements.

19.    Segmented information

The Company operates only in the gold sector within the United States.  Currently, revenues are earned exclusively at the Company’s Jerritt Canyon mine in Nevada.

20.    Supplemental cash flow disclosure

	June 30, 2004	June 30, 2003
Non-cash financing and investing activities	$-	$250
Issued shares to satisfy the gold loan payable by the Magistral Joint Venture

Acquisition of the Jerritt Canyon mine:
Shares issued to sellers	-	4,089
Deferred production payment owing to sellers	-	4,506
Reclamation liability assumed	-	25,767
Other liabilities assumed	-	4,159

Cash in escrow related to subscription receipts, net of issuance costs payable	-	15,700

Consideration received in the sale of assets to be disposed of by sale (Note 5)	4,483	-

Operating activities include interest paid in cash	$416	$-

 21.   Financial Instruments

The fair value of the Company’s current financial assets and liabilities approximate their carrying values, due to their short-term maturities.

Foreign currency risk management

All revenues and substantially all of the Company’s expenses are incurred in U.S. dollars.  The Company’s principal source of equity capital is Canada.  Potential currency fluctuations could affect the amount of U.S. dollars that can be purchased with Canadian dollars.  The Company believes that the risk of material loss as a result of an adverse prolonged change in Canadian / U.S. dollar exchange rates is managed by its policy of rapid conversion of Canadian funds into U.S. funds, and currently does not use foreign currency exchange contracts to fix exchange rates.

Commodity risk management

In July 2003, as required by the term loan lender, the Company purchased gold put options to establish a minimum price which the Company would receive for a significant portion of its gold production during the amortization period of the term loan, from July 1, 2003 until June 30, 2005 (Notes 6 and 13).   The Company does not use gold forward sales contracts to fix future gold prices realized.

22.   Commitments

The Company has obligations under operating leases for its corporate offices and office equipment.  Future minimum lease payments for non-cancelable leases with initial or remaining lease terms in excess of one year at June 30, 2004 are: 2004 - $67,500, 2005 through 2008 - $148,000 per year.

A net smelter return royalty on the Jerritt Canyon mine production, based on a sliding scale ranging from 2% to 4% at gold prices above $320 per ounce, is payable to the Sellers commencing on the earlier of the repayment of the term loan, including any restructuring or refinancing thereof, or June 30, 2005.  The royalty is capped at an aggregate of $4.0 million, at which time the royalty will convert to a 1% net profits interest royalty, payable only to AngloGold.  Subsequent to June 30, 2004, the Company paid approximately $3.5 million to settle the $4.0 million capped net smelter royalty (Note 24).

23.   Retirement plans

Upon completion of the Jerritt Canyon acquisition, the Company assumed sponsorship, from the prior owners of the Jerritt Canyon mine, of a qualified tax-deferred savings plan in accordance with the provisions of Section 401(k) of the U.S. Internal Revenue Code, which is available to permanent U.S. employees.  The Corporation makes contributions of up to 7.5% of eligible employees' salaries.  The Company’s contributed $631,488 for the six-month period ending June 30, 2004 and contributed $602,702 during the last six months of 2003.  The Company had no similar retirement plan prior to June 30, 2003.

24.  Subsequent events

On July 5, 2004, the Company granted a total of 2,125,000 stock options to the directors of the Company, each option has  a strike price of  Cdn $0.57, expiring July 5, 2009.  The options vest 50% immediately and 50% on July 5, 2005.

On July 20, 2004, the Company entered into an agreement with a syndicate of underwriters to complete a private placement of 34,254,000 special warrants at a price of Cdn $0.50 per special warrant for gross proceeds of $12.9 million (Cdn $17.1 million).  The private placement closed on August 10, 2004.  Each special warrant entitles the holder to acquire one common share and one-half of one common share purchase warrant of the Company.  Each whole common share purchase warrant will be exercisable at a price of Cdn $0.65 for a period of 18 months.  In the event that the Company fails to obtain a receipt for the related final prospectus within 60 days of the closing date of the placement, each special warrant will entitle the holder to acquire 1.05 common shares and 0.525 common share purchase warrants.  The Company paid the underwriters a cash commission equal to 5.0% of the gross proceeds of the offering, or approximately $0.6 million.  In addition, the Company has issued the syndicate of underwriters, compensation warrants exercisable, without payment of additional compensation, into compensation options (the “Compensation Options”).  The Compensation Options are exercisable to acquire 1,712,700 units of the Company at a price of $0.50 per unit for a period of 12 months following the closing date.  Each unit will consist of one common share and one-half of one warrant with the warrants having the same terms as described above.

On July 28, 2004, the Company reached an agreement with Nevada Pacific Gold Ltd. (“NPG”) to reschedule the payment of $3.0 million due to be paid to the Company on August 2, 2004 (Note 5).   An initial payment of $0.5 million was received on July 29, 2004, with the balance of the note to be paid on September 1, 2004.

On July 29, 2004, the Company used the proceeds of the $0.5 million from NPG to reduce the term loan balance from approximately $1.1 million at June 30, 2004 to an approximate balance of $0.6 million.

On August 30, 2004, the Company paid approximately $5.6 million to settle deferred production payments with an undiscounted value of $6.0 million; approximately $3.5 million to settle a net smelter royalty capped at $4.0 million; and approximately $0.7 million to settle a note payable associated with the oxygen plant acquired with the Jerritt Canyon facilities.  In addition, the Company paid approximately $2.0 million to Standard Bank London Limited, to settle all outstanding gold put option premiums.  The acquisition of gold put options, with an original cost of approximately $4.1 million, had been a condition of the acquisition term loan.

On September 1, 2004, the Company agreed with NPG to amend the terms of the $2,500,000 promissory note payable by NPG to Queenstake on September 1, 2004.  Under the terms of the amendment, NPG paid the Company $550,000 on August 20, 2004, which amount was applied to repay the Company’s the term loan, and agreed to pay the balance of the promissory note for $1,950,000 (the “Note”) on November 1, 2004.  The Note bears interest at the rate of U.S. prime plus 2% from September 1, 2004.  Pursuant to the terms of the amendment the Company has been issued 669,485 common shares of NPG (the “Shares”) (in lieu of $500,000 of the cash amount due November 1, 2004, pursuant to the Note) and the remaining $1,450,000 in cash is due on November 1, 2004.

On September 2, 2004, the Company sold 1,075,000 shares of NPG for proceeds of approximately $713,000 and realized a loss of approximately $62,000.

Suite 400 - 889 West Pender Street Vancouver, BC Canada V6C 3B2 Tel 604 694-6070 Fax 604 585-8377 info@staleyokada.com www.staleyokada.com

AUDITORS’ REPORT

To the Directors of

Queenstake Resources Ltd.:

We have audited the interim consolidated balance sheet of Queenstake Resources Ltd. as at June 30, 2004 and the interim consolidated statements of loss and deficit and cash flows for the three months and six months then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

With respect to the interim consolidated financial statements for the periods ended June 30, 2004, we conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these interim consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and the results of its operations and its cash flows for the three months and six months then ended in accordance with Canadian generally accepted accounting principles.

    “Staley, Okada & Partners”

Vancouver, British Columbia, Canada	STALEY, OKADA & PARTNERS
September 17, 2004	CHARTERED ACCOUNTANTS